This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated December 8, 2025	Registration Statement Nos. 333-290665
and Series A Prospectus Supplement dated December 8, 2025)	and 333-290665-01
January 27, 2026

BofA Finance LLC

$____________

3-Month Notes Linked to the Synthetic 5Y5Y SOFR Swap Rate, due April; 29, 2026

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09711CBJ2.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a consolidated finance subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”). The notes are fully and unconditionally guaranteed by the Guarantor.
•	The notes are designed for investors who wish to receive a Fixed Coupon Payment of $248.865 at maturity in exchange for a potential loss of principal, depending on the performance of the Synthetic 5Y5Y SOFR Swap Rate (defined below). If the Synthetic 5Y5Y SOFR Swap Rate on the Calculation Day is greater than the Strike, you will receive less, and possibly significantly less, than the principal amount of the notes. In that instance, the greater the difference between the Synthetic 5Y5Y SOFR Swap Rate on the Calculation Day and the Strike, the lower your Payment at Maturity. If the Synthetic 5Y5Y SOFR Swap Rate on the Calculation Day is greater than the Strike by more than 50 basis points, investors will receive only the Fixed Coupon Payment at maturity, representing a significant loss on an investment in the notes. The notes are highly risky investments. A relatively small increase in the Synthetic 5Y5Y SOFR Swap Rate as of the Calculation Day beyond the Strike will result in the loss of a significant portion of your investment.
•	The “Synthetic 5Y5Y SOFR Swap Rate” on any date is intended to represent the U.S. Dollar SOFR ICE Swap Rate® for the 5-year period starting 5 years from the current date. The Synthetic 5Y5Y SOFR Swap Rate as of any date will be calculated as specified on page PS-5 below.
•	The “Strike” will be determined on the pricing date by the calculation agent in its sole discretion.
•	The notes are expected to price on or about January 27, 2026 (the “pricing date”). The notes are expected to mature on or about April 29, 2026.
•	The U.S. Dollar SOFR ICE Swap Rate® for all available tenors was launched by ICE Benchmark Administration Limited (“IBA”) for use as a benchmark on November 8, 2021. The rate and other information about this benchmark that is publicly available is limited. For additional information about the U.S. Dollar SOFR ICE Swap Rate®, see the discussion beginning on page PS-24 under the heading “U.S. Dollar SOFR ICE Swap Rate® and its Methodology.”
•	At maturity, you will receive a cash payment equal to:
•	If the Ending Value is greater than the Strike: $1,000 – ((Ending Value – Strike) x 200,000), subject to a minimum of $0; and
•	If the Ending Value is equal to or less than the Strike: $1,000.

At maturity you will also receive the Fixed Coupon Payment, regardless of the performance of the Synthetic 5Y5Y SOFR Swap Rate. If the Ending Value is greater than the Strike, you will lose 2.00% of the principal amount per note for every basis point that the Ending Value is greater than the Strike. If the Ending Value is greater than the Strike by more than 50 basis points, you will receive only the Fixed Coupon Payment at maturity, representing a significant loss on an investment in the notes.

•	The notes will not be listed on any securities exchange.
•	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $900.00 and $999.99 per $1,000 in principal amount of notes. See “Summary” beginning on page PS-4 of this pricing supplement, “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-31 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$0.00	$
Proceeds (before expenses) to BofA Finance(3)	$1,000.00	$

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency. Potential purchasers of the notes should consider the information discussed in “Risk Factors” beginning on page PS-7 of this pricing supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. Certain risks relating to the Synthetic 5Y5Y SOFR Swap Rate are discussed under the heading “Risk Factors—Risks Related to the Synthetic 5Y5Y SOFR Swap Rate” beginning in page PS-7 of this pricing supplement.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about January 29, 2026 against payment in immediately available funds.

Prospectus Supplement and Prospectus dated December 8, 2025

BofA Securities

Selling Agent

EXPLANATORY NOTES

The U.S. Dollar SOFR ICE Swap Rate® is administered by ICE Benchmark Administration Limited (“IBA”). Disclosure in this pricing supplement regarding the U.S. Dollar SOFR ICE Swap Rate® and IBA is based on information publicly available on IBA’s website at https://www.theice.com/iba/ice-swap-rate (including any successor or replacement source, the “ICE Swap Rate® Website”). The foregoing Internet website address is an inactive textual reference only, and neither the ICE Swap Rate® Website, other pages on IBA’s website to which the ICE Swap Rate® Website may contain hyperlinks, nor any of the information or materials available thereon, are incorporated by reference into this pricing supplement. In addition, the historical rate information set forth in the section “U.S. Dollar SOFR ICE Swap Rate® And Its Methodology—Historical Levels of the Synthetic 5Y5Y SOFR Swap Rate” has been derived from information available by paid subscription to the Bloomberg Professional Services service. Neither we nor the selling agent have independently verified the accuracy or completeness of any information publicly available on the ICE Swap Rate® Website with respect to the U.S. Dollar SOFR ICE Swap Rate® and IBA, or any historical rate information obtained from the Bloomberg Professional Services service, in connection with the offer and sale of the notes, and neither we nor they make any representation that such publicly available information is accurate or complete.

Capitalized or other defined terms used, but not defined, in this pricing supplement have the respective meanings as are given to them in the accompanying prospectus supplement or the accompanying prospectus, as applicable. Capitalized or other defined terms used and defined in this pricing supplement are sometimes defined after their first use without a reference such as “as defined in this pricing supplement.” Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above referenced prospectus and prospectus supplement may be accessed at the link set forth at the bottom of the cover page of this pricing supplement.

SUMMARY

The 3-Month Notes Linked to the Synthetic 5Y5Y SOFR Swap Rate, due August 29, 2026 (the “notes”) are senior debt securities issued by BofA Finance, and the payment obligations of BofA Finance under the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law. The related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

You should read carefully this entire pricing supplement, and the applicable information in, and incorporated by reference into, the accompanying prospectus supplement and prospectus, as applicable, to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. You should review carefully the section “Risk Factors— Risks Relating to U.S. Dollar SOFR ICE Swap Rate® Notes” beginning on page S-16 of the accompanying prospectus supplement. Information in this pricing supplement that is inconsistent with information in the accompanying prospectus supplement or prospectus will supersede such information in those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this pricing supplement and the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement or the accompanying prospectus supplement or prospectus, as applicable.

•	Title of the Series:	3-Month Notes Linked to the Synthetic 5Y5Y SOFR Swap Rate, due August 29, 2026

•	Issuer:	BofA Finance LLC (“BofA Finance”)

•	Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)

•	Pricing Date:	January 27, 2026

•	Issue Date:	January 29, 2026

•	Calculation Day:	April 27, 2026

•	Maturity Date:	April 29, 2026

•	Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000

•	Synthetic 5Y5Y SOFR Swap Rate:

The Synthetic 5Y5Y SOFR Swap Rate on any date is intended to represent the U.S. Dollar SOFR ICE Swap Rate® for the 5-year period starting 5 years from the current date. The Synthetic 5Y5Y SOFR Swap Rate as of any date will be calculated as follows:

(2 × 10y SOFR Swap Rate) minus 5y SOFR Swap Rate, each as determined on that date.

•	10y SOFR Swap Rate and 5y SOFR Swap Rate:

“10y SOFR Swap Rate” means the U.S. Dollar SOFR ICE Swap Rate® for a tenor of 10 years as of the applicable date.

“5y SOFR Swap Rate” means the U.S. Dollar SOFR ICE Swap Rate® for a tenor of 5 years as of the applicable date.

For additional information about 10y SOFR Swap Rate and 5y SOFR Swap Rate, please see the section entitled “Description of the Notes—Determination of the Synthetic 5Y5Y SOFR Swap Rate” beginning on page PS-18 below.

•	Strike:	[ ]%, to be determined by the Calculation Agent on the Pricing Date in its sole discretion.
•	Ending Value:	The synthetic 5Y5Y SOFR Swap Rate on the Calculation Day.

•	Payment at Maturity:

At maturity, you will receive a cash payment equal to:

•         If the Ending Value is greater than the Strike: $1,000 – ((Ending Value – Strike) x 200,000), subject to a minimum of $0; and

•         If the Ending Value is equal to or less than the Strike: $1,000.

At maturity you will also receive the Fixed Coupon Payment, regardless of the performance of the Synthetic 5Y5Y SOFR Swap Rate. If the Ending Value is greater than the Strike, you will lose 2.00% of the principal amount per note for every basis point that the Ending Value is greater than the Strike. If the Ending Value is greater than the Strike by more than 50 basis points, you will receive only the Fixed Coupon Payment at maturity, representing a significant loss on an investment in the notes.

•	Fixed Coupon Payment:	$248.865 per note, payable on the maturity date.

•	Early Redemption at Our Option:	None.

•	Repayment at Option of Holder:	None

•	Business Day Convention; Business Days:

If the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

•	Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)

•	Listing:	None

•	Initial Estimated Value:

Payments on the notes depend on the credit risk of BofA Finance, as issuer, and BAC, as guarantor, and on the performance of the synthetic 5Y5Y SOFR Swap Rate. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate BAC would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this pricing supplement, we have provided the initial estimated value range for the notes as of the date of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-31.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-7 of the accompanying prospectus supplement and page 7 of the accompanying prospectus.

Risks Related to the 10y SOFR Swap Rate and 5y SOFR Swap Rate (each of which are components of the Synthetic 5Y5Y SOFR Swap Rate)

If the 10y SOFR Swap Rate or 5y SOFR Swap Rate does not appear on the Designated SOFR Swap Rate Page at the specified time, and a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have not occurred, the applicable rate will be determined by the calculation agent (which is one of our affiliates) using alternative methods, which will involve the exercise of discretion by the calculation agent.

If the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, does not appear on the Designated SOFR Swap Rate Page at the specified time on an applicable date (for example, as a result of insufficient liquidity in the underlying applicable SOFR swap contracts market) and a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have not occurred with respect to the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, the calculation agent will determine the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, for such date in its sole discretion, after consulting such sources as it deems comparable to the Designated SOFR Swap Rate Page or to the sources from which the administrator of such rate obtains the swap rate input data used by the administrator to calculate such rate, or any other source or data it determines to be reasonable (including, if applicable, the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, that was most recently published by the administrator of such rate) for the purpose of estimating such rate. This method of determining the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, may result in payments on the notes that are higher than, lower than or that do not otherwise correlate over time with the payments that would have been made on the notes if the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, had been published in accordance with IBA’s (or any successor administrator’s) usual policies and procedures governing determination and publication of the such rate and appeared on the Designated SOFR Swap Rate Page at the specified time. In addition, in determining the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, in this manner, the calculation agent, will have no obligation to consider your interests as an investor in the notes and may have economic interests that are adverse to your interests.

If a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date are determined to have occurred with respect to either the 5y SOFR Swap Rate or the 10y SOFR Swap Rate, the SOFR Swap Rate Replacement may not be a suitable replacement for such rate.

If we or the calculation agent (after consulting with us) determines that a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date have occurred with respect to the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, then the applicable SOFR Swap Rate Replacement will replace the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates, as described under “Description of the Notes—Determination of the Synthetic 5Y5Y SOFR Swap Rate” below. The SOFR Swap Rate Replacement will be the alternate interest rate that has been selected by us or the calculation agent (after consulting with us) as an industry-accepted replacement for the 10y SOFR Swap Rate or 5y SOFR

Swap Rate, as applicable, for U.S. dollar-denominated floating-rate notes at such time, plus the applicable SOFR Swap Rate Replacement Adjustment (if any). If we or the calculation agent (after consulting with us) determines that there is no such replacement rate as of any applicable date of determination, then the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, will be determined by us or the calculation agent (after consulting with us), after consulting such sources as it deems comparable to the Designated SOFR Swap Rate Page or to the sources from which the administrator of such rate obtains the swap rate input data used by the administrator to calculate such rate, or any other source or data it determines to be reasonable (including, if applicable, the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, that was most recently published by the administrator of such rate) for the purpose of estimating such rate. After determination of the SOFR Swap Rate Replacement, payments on the notes no longer will be determined by reference to the applicable 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, but instead will be determined by reference to the applicable SOFR Swap Rate Replacement.

There is no assurance that any SOFR Swap Rate Replacement will be similar to the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, in any respect as it is determined and published by IBA as of the date of this pricing supplement, or that any SOFR Swap Rate Replacement will produce the economic equivalent of the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, as a reference rate for determining the payments on the notes or otherwise be a suitable replacement or successor for such rate. In addition, it is possible that, at the time of the occurrence of a SOFR Swap Rate Replacement Event and related SOFR Swap Rate Replacement Date, no industry-accepted interest rate as a replacement for the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, will exist and there may be disagreement regarding the selection of a replacement rate for the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable. Notwithstanding the foregoing, the determination of the SOFR Swap Rate Replacement will become effective without your consent or the consent of any other party. Use of the SOFR Swap Rate Replacement may result in payments on the notes that are higher than, lower than or that do not otherwise correlate over time with the payments that would have been made on such notes in the absence of a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date.

In addition, although the applicable swap rate transition provisions set forth in this pricing supplement under set forth under “Description of the Notes—Determination of the Synthetic 5Y5Y SOFR Swap Rate” provide for a SOFR Swap Rate Replacement Adjustment to be added to the Unadjusted SOFR Swap Rate Replacement, such SOFR Swap Rate Replacement Adjustment may be zero or negative, and there is no guarantee that the SOFR Swap Rate Replacement Adjustment (if any) will make the Unadjusted SOFR Swap Rate Replacement equivalent to the 10y SOFR Swap Rate or 5y SOFR Swap Rate, as applicable, as it is calculated and published by IBA as of the date of this pricing supplement.

Structure-related Risks

Your investment may result in a loss. The return on the notes will be based on the performance of the Synthetic 5Y5Y SOFR Swap Rate. If the Ending Value is greater than the Strike, you will lose 2.00% of the Principal Amount per Note for every basis point that the Ending Value is greater than the Strike. If the Ending Value is greater than the Strike by more than 50 basis points, you will receive only the Fixed Coupon Payment at maturity, representing a significant loss on an investment in the notes.

Relatively small differences in the Ending Value will significantly affect the payment at maturity. The fact that relatively small differences in the Ending Value will result in large differences in the payment at maturity on the notes magnifies the riskiness of the Notes.

Your return on the notes is limited to the return represented by the Fixed Coupon Payment. Your return on the notes is limited to the return represented by the Fixed Coupon

Payment, regardless of the Ending Value. The amount payable at maturity will never exceed the sum of the principal amount and the Fixed Coupon Payment.

The Notes will be adversely affected by volatility in the Synthetic 5Y5Y SOFR Swap Rate. The Notes will pay the maximum payment at maturity if the Ending Value is equal to or less than the Strike. The more the Ending Value increases above the Strike, the lower your payment at maturity. The more volatile the Synthetic 5Y5Y SOFR Swap Rate, the greater the likelihood that the Ending Value will increase above the Strike. As a result, the notes will be adversely affected by volatility in the Synthetic 5Y5Y SOFR Swap Rate.

The Strike will be determined at the discretion of the calculation agent. The Strike will be determined by the calculation agent on the pricing date in its sole discretion. The Strike may reflect a higher or lower value than might be available to you on other instruments on the pricing date, and the discretion exercised by the calculation agent in determining the Strike could have an impact (positive or negative) on the value of, and your return on, the notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of the notes, including the determination of the Strike.

The manner in which the Synthetic 5Y5Y SOFR Swap Rate is calculated for purposes of the notes may fail to accurately measure the 5y SOFR Swap Rate for the 5-year period starting 5 years in the future. The 5y SOFR Swap Rate for the 5-year period starting 5 years in the future is not directly market-observable and may only be calculated on a synthetic basis. For purposes of the notes, that rate is calculated in accordance with the formula for the Synthetic 5Y5Y SOFR Swap Rate set forth in this pricing supplement. This manner of calculating the Synthetic 5Y5Y SOFR Swap Rate may differ from other methods of calculating this rate that could have been used, and may result in a lower return on the notes than other methods.

The payment at maturity will not reflect changes in the level of the Synthetic 5Y5Y SOFR Swap Rate other than on the calculation day. Changes in the level of the Synthetic 5Y5Y SOFR Swap Rate during the term of the notes other than on the calculation day will not affect the payment at maturity. The calculation agent will calculate the payment at maturity only by reference to the Ending Value. No other values of the Synthetic 5Y5Y SOFR Swap Rate will be taken into account. As a result, you will receive less than the principal amount at maturity even if the Synthetic 5Y5Y SOFR Swap Rate was below the Strike at certain times during the term of the notes if the Ending Value is not below the Strike.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. The return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

Payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of payment on the notes will be dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the notes on the applicable payment date, regardless of the performance of the Synthetic 5Y5Y SOFR Swap Rate. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes or on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations, including our obligations under the notes. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes generally depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the performance of the Synthetic 5Y5Y SOFR Swap Rate during the term of the notes, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, have no independent assets, operations or revenues. We are a finance subsidiary of BAC, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the notes in the ordinary course. However, we will have no assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders in respect of such claims will be limited to those available under the Guarantor’s guarantee of such notes, and any obligations under that guarantee will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to the Guarantor’s subordinated obligations. Holders of the notes will have recourse only to a single claim against the Guarantor and its assets under the Guarantor’s guarantee of the notes, and holders of the notes should accordingly assume that in any bankruptcy, resolution or similar proceeding, they would not have priority over, and should be treated equally with, the claims of all other unsecured and unsubordinated obligations of the Guarantor, including claims of holders of unsecured senior debt securities issued by the Guarantor.

The Guarantor’s ability to make payments under its guarantee of the notes will depend upon its receipt of funds from its subsidiaries, and applicable laws and regulations, and actions taken under the Guarantor’s resolution plan, could restrict the ability of its subsidiaries to transfer such funds. The Guarantor is a holding company and conducts substantially all of its operations through its subsidiaries. The Guarantor’s ability to make payments under its guarantee of our payment obligations on the notes depends upon the Guarantor’s receipt from its subsidiaries of dividends and other distributions, loans, advances and other payments. Any inability of these subsidiaries to pay dividends or make payments to the Guarantor may adversely affect the Guarantor’s cash flow and financial condition. Many of these subsidiaries, including bank and broker-dealer subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Guarantor or to its other subsidiaries. In addition, the Guarantor’s bank and broker-dealer subsidiaries are subject to restrictions on their ability to lend or transact with affiliates and to minimum regulatory capital and liquidity requirements. Lower earnings in these subsidiaries can reduce the amount of funds available to the Guarantor. Adverse business and economic conditions, including changes in interest and currency exchange rates, illiquidity or volatility in areas where the Guarantor has concentrated credit risk, and a failure in or breach of its operational or security systems or infrastructure, could affect its businesses and results of operations. Intercompany arrangements the Guarantor has entered into in connection with its resolution planning could restrict the amount of funding available to it from its subsidiaries under certain adverse conditions, as described below under “—A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes.” These restrictions could prevent the Guarantor’s subsidiaries from paying dividends or making other distributions to the Guarantor or otherwise providing funds to the Guarantor that the Guarantor needs in order to make payments under its guarantee of our payment obligations on the notes. Also, the Guarantor’s right to participate in any distribution of assets of any of its subsidiaries upon such subsidiary’s liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of the Guarantor’s claims as a creditor of such subsidiary may be recognized.

A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes. The Guarantor is required periodically to submit a plan to its primary regulatory authorities describing its resolution strategy under the U.S. Bankruptcy Code in the event of material financial distress or failure. In the Guarantor’s current plan, its preferred resolution strategy is a single point of entry strategy. This strategy provides that only the Guarantor (the parent holding company) files for resolution under the U.S. Bankruptcy Code and contemplates providing certain key operating subsidiaries with sufficient capital and liquidity to operate through severe stress and to enable such subsidiaries to continue operating or be wound down in a solvent manner following a Guarantor bankruptcy. The Guarantor has entered into intercompany arrangements governing the contribution of capital and liquidity with these key subsidiaries. As part of these arrangements, the Guarantor has transferred most of its assets (and has agreed to transfer additional assets) to a wholly-owned holding company subsidiary in exchange for a subordinated note. Certain of the Guarantor’s remaining assets secure its ongoing obligations under these intercompany arrangements. The wholly-owned holding company subsidiary also has provided a committed line of credit that, in addition to the Guarantor’s cash, dividends and interest payments, including interest payments the Guarantor receives in respect of the subordinated note, may be used to fund the Guarantor’s obligations. These intercompany arrangements include provisions to terminate the line of credit, forgive the subordinated note and require the Guarantor to contribute its remaining financial assets to the wholly-owned holding company subsidiary if the Guarantor’s projected liquidity resources deteriorate so severely that resolution becomes imminent, which could materially and adversely affect the Guarantor’s liquidity and ability to meet its payment obligations, including under its guarantee of our payment obligations on the notes. In addition, the Guarantor’s preferred resolution strategy could result in holders of the notes being in a worse position and suffering greater losses than would have been the case under bankruptcy or other resolution scenarios or plans.

Under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Financial Reform Act”), when a global systemically important banking organization (“G-SIB”), such as the Guarantor, is in default or danger of default, the Federal Deposit Insurance Corporation (“FDIC”) may be appointed receiver in order to conduct an orderly liquidation of such institution. In the event of such appointment, the FDIC could, among other things, invoke the orderly liquidation authority, instead of the U.S. Bankruptcy Code, if the Secretary of the U.S. Department of Treasury makes certain financial distress and systemic risk determinations. In 2013, the FDIC issued a notice describing its preferred “single point of entry” strategy for resolving a G-SIB. Under this approach, the FDIC could replace the Guarantor with a bridge holding company, which could continue operations and result in an orderly resolution of the underlying bank, but whose equity would be held solely for the benefit of the Guarantor’s creditors. The FDIC’s single point of entry strategy may result in holders of the notes suffering greater losses than would have been the case under a bankruptcy proceeding or a different resolution strategy with respect to payments received under the Guarantors’ guarantee of the notes.

The Guarantor’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of the Guarantor’s subsidiaries. Because the Guarantor is a holding company, its right to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Guarantor may itself be recognized as a creditor of that subsidiary. As a result, any obligations of the Guarantor under its guarantee of the notes will be structurally subordinated to all existing and future liabilities of the Guarantor’s subsidiaries, and claimants should look only to the assets of the Guarantor for payments under the Guarantor’s guarantee of the notes. Further, creditors of the Guarantor’s subsidiaries recapitalized pursuant to the Guarantor’s resolution plan generally would be entitled to payment of their claims from the assets of the subsidiaries, including the Guarantor’s contributed assets. In addition, any obligations of the Guarantor under its guarantee of the notes will be unsecured and, therefore, in a bankruptcy or similar proceeding, will effectively rank junior to the Guarantor’s secured obligations to the extent of the value of the assets securing such obligations.

Each of BofA Finance LLC and the Guarantor is permitted to sell, convey or transfer all or substantially all of its assets to one or more of the Guarantor’s majority-owned subsidiaries and, in either such event, such subsidiary or subsidiaries will not be required under the indenture relating to the notes to assume our obligations under the notes or the Guarantor’s obligations under its guarantee of the notes, as the case may be. We and the Guarantor each may sell, convey or transfer all or substantially all of its assets to one or more entities that are direct or indirect majority-owned subsidiaries of the Guarantor in which the Guarantor and/or one or more of its subsidiaries owns more than 50% of the combined voting power, and under the indenture under which the notes will be issued, including the provisions thereof relating to the Guarantor’s guarantee of the notes, such subsidiary or subsidiaries will not be required to assume our obligations under the notes or the Guarantor’s obligations under its guarantee thereof, as the case may be. In either such event, (i) we will remain the sole obligor on the notes and the Guarantor will remain the sole obligor on the guarantee of the notes, as the case may be, (ii) creditors of any such subsidiary or subsidiaries would have additional assets from which to recover on their claims and (iii) obligations of the Guarantor under its guarantee of our notes would be structurally subordinated to creditors of such subsidiary or subsidiaries with respect to such transferred assets. See “Description of Debt Securities of BofA Finance LLC—Limitation on Mergers and Sales of Assets” beginning on page 28 of the accompanying prospectus for more information.

The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor; events of bankruptcy or insolvency or resolution proceedings relating to the Guarantor and covenant breach by the Guarantor will not constitute an event of default with respect to the notes. The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor. In addition, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor will not constitute an event of default with respect to the notes. Furthermore, it will not constitute an event of default with respect to the notes if the guarantee by the Guarantor ceases to be in full force and effect for any reason. Therefore, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor (in the absence of any such event occurring with respect to us) will not permit the notes to be declared due and payable. In addition, a breach of a covenant by the Guarantor (including, for example, a breach of the Guarantor’s covenants with respect to mergers or the sale of all or substantially all its assets) will not permit the notes to be declared due and payable. The value you receive on the notes may be significantly less than what you otherwise would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor or the breach of a covenant by the Guarantor or upon the Guarantor’s guarantee ceasing to be in full force and effect.

Valuation- and Market-related Risks

The public offering price you pay for the notes will exceed the initial estimated value. The range of initial estimated values of the notes that is provided on the cover page of this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofA Securities, Inc. (“BofAS”) or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Synthetic 5Y5Y SOFR Swap Rate, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in level of the Synthetic 5Y5Y SOFR Swap Rate. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but none of us, the Guarantor or the selling agent is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. These factors may interact with each other in complex and unpredictable ways. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•	The level of the Synthetic 5Y5Y SOFR Swap Rate is expected to affect the market value of the notes. We expect that the market value of the notes will depend substantially on the level of the Synthetic 5Y5Y SOFR Swap Rate, and expectations as on the level of the Synthetic 5Y5Y SOFR Swap Rate, and expectations as to the level of the Synthetic 5Y5Y SOFR Swap Rate in the future.

•	Changes in the levels of interest rates may affect the market value of the notes. The level of interest rates in the United States may affect the U.S. economy and, in turn, the Synthetic 5Y5Y SOFR Swap Rate. Changes in prevailing interest rates may increase or decrease the Synthetic 5Y5Y SOFR Swap Rate, each of which could have an adverse impact on the market value of and payment on the notes. A

•	Potential volatility of the Synthetic 5Y5Y SOFR Swap Rate. Volatility is the term used to describe the size and frequency of market fluctuations. The Synthetic 5Y5Y SOFR Swap Rate may be subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to: sentiment regarding underlying strength in the U.S. and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S. and global credit markets, central bank policy regarding interest rates and the performance of capital markets. Increases or decreases in the volatility of the Synthetic 5Y5Y SOFR Swap Rate may have an adverse impact on the market value of the notes.

•	Economic and other conditions generally. The payment at maturity depends on the performance of the Synthetic 5Y5Y SOFR Swap Rate. Prevailing interest rates may be influenced by a number of factors, including general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, supply and demand for overnight U.S. Treasury repurchase agreements and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways, and could have an adverse impact on payment on and the market value of your notes.

•	Our and the Guarantor’s financial condition and creditworthiness. Our and the Guarantor’s perceived creditworthiness, including any increases in our respective credit spreads and any actual or anticipated decreases in our respective credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our or the Guarantor’s credit spreads or an improvement in our of the Guarantor’s credit ratings will not necessarily increase the market value of the notes.

•	Time to maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the level of the Synthetic 5Y5Y SOFR Swap Rate prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach a value that reflects the expected payment at maturity on the notes based on the then-current difference Synthetic 5Y5Y SOFR Swap Rate.

Conflict-related Risks

Our trading and hedging activities, and those of the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agent, may engage in trading activities related to the Synthetic 5Y5Y SOFR Swap Rate (or its components) that are not for your account or on your behalf. These entities also may issue or underwrite other financial instruments with returns linked to the Synthetic 5Y5Y SOFR Swap Rate (or its components). These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agent, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Synthetic 5Y5Y SOFR Swap Rate or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We, the Guarantor and one or more of our other affiliates, including BofAS, expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor, or our other affiliates, including BofAS, also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one or more of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Synthetic 5Y5Y SOFR Swap Rate. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss. Each of these parties will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor, and our other affiliates, including the selling agent, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, MLCS, will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our affiliate and its responsibilities as calculation agent.

For example, if a SOFR Swap Rate Transition Event and related SOFR Swap Rate Replacement Date are determined to have occurred with respect to the 10y SOFR Swap Rate or 5y SOFR Swap Rate (each of which are components used in calculation the Synthetic 5Y5Y SOFR Swap Rate), as applicable, we or the calculation agent (after consulting with us) will determine the SOFR Swap Rate Replacement and the SOFR Swap Rate Replacement Adjustment and will make SOFR Swap Rate Replacement Conforming Changes with respect to, among other things, the timing and frequency of determining rates and making payments on the notes and other administrative matters, in connection with the applicable SOFR Swap Rate Replacement as set forth under “Description of the Notes —Effect of a of U.S. Dollar SOFR ICE Swap Rate® Transition Event and Related U.S. Dollar SOFR ICE Swap Rate® Replacement Date” below. Certain determinations, decisions and elections with respect to the SOFR Swap Rate Replacement will, or the occurrence or non-occurrence of a SOFR Swap Rate Transition Event and any SOFR Swap Rate Conforming Changes may, require the exercise of discretion and the making of subjective judgments by us or the calculation agent (after consulting with us). Any determination, decision or election made by us or the calculation agent pursuant to the applicable provisions set forth under “Description of the Notes —Effect of a of U.S. Dollar SOFR ICE Swap Rate® Transition Event and Related U.S. Dollar SOFR ICE Swap Rate® Replacement Date” below will, if made by us, be made in our sole discretion and, if made by the calculation agent, be made after consultation with us and, in each case, will become effective without consent from the holders of the notes or any other party. In making these potentially subjective determinations, the Issuer or its designee may have economic interests that are adverse to your interests as holder of the notes, and none of us, the Guarantor or any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action or making any determination, which may adversely affect the return on, value of and market for the notes.

For the reasons discussed above, we or the calculation agent may exercise discretion with respect to significant aspects of the terms and provisions of the notes.

Tax-related Risks

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as single financial contracts, as described below under “U.S. Federal Income Tax Summary—Tax Characterization of the notes.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

DESCRIPTION OF THE NOTES

General

The terms and provisions of the notes are set forth in this pricing supplement and, as applicable, the accompanying prospectus supplement and prospectus. The notes will be part of a series of our medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities of BofA Finance LLC” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations from time to time outstanding, except obligations that are subject to any priorities or preferences by law. The guarantee of the notes will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, except obligations that are subject to any priorities or preferences by law, and senior to its subordinated obligations. Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in minimum denominations of $1,000, and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000. The notes will mature on April 29, 2026.

The notes are not redeemable by us or repayable at your option. The notes are not subject to any sinking fund.

If the scheduled maturity date is not a business day, the payment will be postponed to the next business day, and no additional interest will be payable as a result of such postponement.

The notes will be issued in book-entry form only.

A “U.S. Government Securities Business Day” is any day except for a Saturday, a Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Payment at Maturity

At maturity, you will receive a cash payment equal to:

•	If the Ending Value is greater than the Strike: $1,000 – ((Ending Value – Strike) x 200,000), subject to a minimum of $0; and

•	If the Ending Value is equal to or less than the Strike: $1,000.

At maturity you will also receive the Fixed Coupon Payment, regardless of the performance of the Synthetic 5Y5Y SOFR Swap Rate. If the Ending Value is greater than the Strike, you will lose 2.00% of the principal amount per note for every basis point that the Ending Value is greater than the Strike. If the Ending Value is greater than the Strike by more than 50 basis points, you will receive only the Fixed Coupon Payment at maturity, representing a significant loss on an investment in the notes.

Determination of the Synthetic 5Y5Y SOFR Swap Rate

As of any date, the synthetic 5Y5Y SOFR Swap Rate will be equal to (2 × 10y SOFR Swap Rate) minus 5y SOFR Swap Rate, each as determined on that date.

As of any date, the “10y SOFR Swap Rate” means the U.S. Dollar SOFR ICE Swap Rate® for a tenor of 10 years as calculated and provided as of approximately 11:00 a.m., New York City time (or any amended time specified by the administrator of the U.S. Dollar SOFR ICE Swap Rate® in the benchmark methodology) on such date, by ICE Benchmark Administration (“IBA”) as the administrator of the U.S. Dollar SOFR ICE Swap Rate® (or a successor administrator), as such rate appears for the Applicable Index on the Designated SOFR Swap Rate Page at the Relevant Time on such date, as determined by the Calculation Agent.

As of any date, the “5y SOFR Swap Rate” means the U.S. Dollar SOFR ICE Swap Rate® for a tenor of 5 years as calculated and provided as of approximately 11:00 a.m., New York City time (or any amended time specified by the administrator of the U.S. Dollar SOFR ICE Swap Rate® in the benchmark methodology) on such date, by ICE Benchmark Administration (“IBA”) as the administrator of the U.S. Dollar SOFR ICE Swap Rate® (or a successor administrator), as such rate appears for the Applicable Index on the Designated SOFR Swap Rate Page at the Relevant Time on such date, as determined by the Calculation Agent.

If the 10y SOFR Swap Rate and/or the 5y SOFR Swap Rate cannot be determined in accordance with the preceding paragraph on any applicable date, and a U.S. Dollar SOFR ICE Swap Rate® Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date have not occurred with respect to such rate, then the 10y SOFR Swap Rate and/or 5y SOFR Swap Rate, as applicable, for such date will be determined by the Calculation Agent in its sole discretion after consulting such sources as it deems comparable to the sources (if any) on which such rate customarily is published by the IBA (or a successor administrator) or authorized distributors or to the sources from which IBA (or such successor administrator) obtains the swap rate input data used by IBA (or such successor administrator), to calculate such rate, or any other source or data it determines to be reasonable (including, if applicable, the 10y SOFR Swap Rate and/or 5y SOFR Swap Rate that was most recently published by IBA (or such successor administrator)) for the purpose of estimating such rate. For the avoidance of doubt, the inability to determine the 10y SOFR Swap Rate or the 5y SOFR Swap Rate in accordance with the preceding paragraph on any applicable date will not impact the determination of the other rate if it is able to be determined in accordance with the preceding paragraph.

Notwithstanding the foregoing, if the Calculation Agent (after consulting with us) determines that a U.S. Dollar SOFR ICE Swap Rate® Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date have occurred prior to the applicable U.S. Dollar SOFR ICE Swap Rate® Reference Time in respect of any determination of the 10y SOFR Swap Rate and/or the 5y SOFR Swap Rate on any date, as applicable and as described under “—Effect of a U.S. Dollar SOFR ICE Swap Rate® Transition Event and Related U.S. Dollar SOFR ICE Swap Rate® Replacement Date” below, then the U.S. Dollar SOFR ICE Swap Rate® benchmark replacement provisions set forth below under such heading will thereafter apply to all determinations of the 10y SOFR Swap Rate and/ or the 5y SOFR Swap Rate, as applicable, under the Notes. For the avoidance of doubt, the occurrence of a Benchmark Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date with respect to one rate will not impact the determination of the other rate if it is not so affected.

For purposes of the forgoing:

“Applicable Index” means USISSO10 Index with respect to the 10y SOFR Swap Rate and USISSO05 Index with respect to the 5y SOFR Swap Rate.

“Designated SOFR Swap Rate Page” means the page entitled “USD SOFR (11:15am NY)” that can be accessed on the Bloomberg Professional Services service (or any other page or screen that replaces that page or screen on the Bloomberg Professional Services service or such other service or services as may be nominated for the purpose of displaying rates for U.S. dollar swaps referencing the secured overnight financing rate (“SOFR”) by IBA or its successor or such other entity assuming the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps referencing SOFR in the event IBA or its successor no longer does so).

“Relevant Time” means approximately 12:15, p.m., New York City time.

Effect of a U.S. Dollar SOFR ICE Swap Rate® Transition Event and Related U.S. Dollar SOFR ICE Swap Rate® Replacement Date

U.S. Dollar SOFR ICE Swap Rate® Replacement. If we or the Calculation Agent (after consulting with us) determines that a U.S. Dollar SOFR ICE Swap Rate® Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date have occurred with respect to the then-current U.S. Dollar SOFR ICE Swap Rate® Benchmark prior to the applicable U.S. Dollar SOFR ICE Swap Rate® Reference Time in respect of any determination of the then-current U.S. Dollar SOFR ICE Swap Rate® Benchmark required to be made under the terms of the Notes, the U.S. Dollar SOFR ICE Swap Rate® Replacement will replace the then-current U.S. Dollar SOFR ICE Swap Rate® Benchmark for all purposes relating to the Notes in respect of such determination on such date and all such determinations on all subsequent dates unless and until another U.S. Dollar SOFR ICE Swap Rate® Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date have occurred with respect to the applicable U.S. Dollar SOFR ICE Swap Rate® Replacement. In the event that a U.S. Dollar SOFR ICE Swap Rate® Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date are determined to have occurred with respect to a U.S. Dollar SOFR ICE Swap Rate® Benchmark as set forth in the preceding sentence, and we or the Calculation Agent (after consulting with us) has selected a U.S. Dollar SOFR ICE Swap Rate® Replacement, the provisions set forth in this section “—Effect of a U.S. Dollar SOFR ICE Swap Rate® Transition Event and Related U.S. Dollar SOFR ICE Swap Rate® Replacement Date” will apply to any such U.S. Dollar SOFR ICE Swap Rate® Replacement and references in this section to the applicable U.S. Dollar SOFR ICE Swap Rate® Benchmark will mean such U.S. Dollar SOFR ICE Swap Rate® Replacement. For the avoidance of doubt, the occurrence of a Benchmark Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date with respect to one U.S. Dollar SOFR ICE Swap Rate® Benchmark will not impact the determination of the other U.S. Dollar SOFR ICE Swap Rate® Benchmark if it is not so affected.

U.S. Dollar SOFR ICE Swap Rate® Replacement Conforming Changes. In connection with the implementation of a U.S. Dollar SOFR ICE Swap Rate® Replacement, we or the Calculation Agent (after consulting with us) will have the right to make U.S. Dollar SOFR ICE Swap Rate® Replacement Conforming Changes from time to time.

No U.S. Dollar SOFR ICE Swap Rate® Replacement. In the event that a U.S. Dollar SOFR ICE Swap Rate® Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date are determined to have occurred as set forth above, if we or the Calculation Agent (after consulting us) determines that there is no U.S. Dollar SOFR ICE Swap Rate® Replacement as of any relevant date of determination of such U.S. Dollar SOFR ICE Swap Rate® Benchmark, then we or the Calculation Agent (after consulting with us) will determine a substitute rate or substitute rate value to be used in place of the applicable U.S. Dollar SOFR ICE Swap Rate® Benchmark for that date of determination after consulting such sources as we or the Calculation

Agent (after consulting with us) deems comparable to the sources (if any) on which such rate customarily was published by the administrator of such U.S. Dollar SOFR ICE Swap Rate® Benchmark or authorized distributors prior to the applicable U.S. Dollar SOFR ICE Swap Rate® Transition Event and U.S. Dollar SOFR ICE Swap Rate® Replacement Date or to the sources from which the administrator of such rate obtains the swap rate input data used by the administrator to calculate or publish such rate, or any other source or data we or the Calculation Agent (after consulting with us) determines to be reasonable (including, if applicable, the applicable U.S. Dollar SOFR ICE Swap Rate® Benchmark that was most recently published by the administrator of such rate) for the purpose of determining such substitute rate or substitute rate value. For the avoidance of doubt, the occurrence of a Benchmark Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date with respect to one U.S. Dollar SOFR ICE Swap Rate® Benchmark will not impact the determination of the other U.S. Dollar SOFR ICE Swap Rate® Benchmark if it is not so affected.

Certain Defined Terms. As used herein with respect to any U.S. Dollar SOFR ICE Swap Rate® Transition Event and implementation of the U.S. Dollar SOFR ICE Swap Rate® Benchmark Replacement and U.S. Dollar SOFR ICE Swap Rate® Replacement Conforming Changes:

“U.S. Dollar SOFR ICE Swap Rate® Benchmark” means, initially, the 10y SOFR Swap Rate and the 5y SOFR Swap Rate (taken individually), provided that if a U.S. Dollar SOFR ICE Swap Rate® Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date have occurred with respect to the applicable U.S. Dollar SOFR ICE Swap Rate® or then-current U.S. Dollar SOFR ICE Swap Rate® Benchmark, then the “U.S. Dollar SOFR ICE Swap Rate® Benchmark” means the U.S. Dollar SOFR ICE Swap Rate® Replacement.

“U.S. Dollar SOFR ICE Swap Rate® Replacement” means the sum of (a) the alternate rate of interest that has been selected by us or the Calculation Agent (after consulting with us) as an industry-accepted replacement for the current U.S. Dollar SOFR ICE Swap Rate® Benchmark for U.S. dollar-denominated floating-rate notes at such time and (b) the U.S. Dollar SOFR ICE Swap Rate® Replacement Adjustment (if any).

“U.S. Dollar SOFR ICE Swap Rate® Replacement Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or the Calculation Agent (after consulting with us) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current U.S. Dollar SOFR ICE Swap Rate® Benchmark with the applicable Unadjusted U.S. Dollar SOFR ICE Swap Rate® Replacement for floating-rate notes at such time.

“U.S. Dollar SOFR ICE Swap Rate® Replacement Conforming Changes” means, with respect to any U.S. Dollar SOFR ICE Swap Rate® Replacement, changes to (1) any relevant dates, (2) the manner, timing and frequency of determining rates and amounts that are payable on the Notes and the conventions relating to such determination and calculations with respect to the Notes, (3) the timing and frequency of making payments on the Notes, (4) rounding conventions, (5) tenors, and (6) any other terms or provisions of the Notes, in each case that we or the Calculation Agent (after consulting with us) determines, from time to time, to be appropriate to reflect the determination and implementation of such U.S. Dollar SOFR ICE Swap Rate® Replacement giving due consideration to any industry-accepted market practice (or, if we or the Calculation Agent (after consulting with us) determines that implementation of any portion of such market practice is not administratively feasible or determines that no market practice for use of the U.S. Dollar SOFR ICE Swap Rate® Replacement exists, in such other manner as we or the Calculation Agent (after consulting with us) determines is appropriate).

“U.S. Dollar SOFR ICE Swap Rate® Replacement Date” means the earliest to occur of the following events with respect to the current U.S. Dollar SOFR ICE Swap Rate® Benchmark:

(A)	in the case of clause (A) or (B) of the definition of “ U.S. Dollar SOFR ICE Swap Rate® Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the U.S. Dollar SOFR ICE Swap Rate® Benchmark permanently or indefinitely ceases to provide such U.S. Dollar SOFR ICE Swap Rate® Benchmark;

(B)	in the case of clause (C) of the definition of “U.S. Dollar SOFR ICE Swap Rate® Transition Event,” if such statement or publication referenced therein indicates that the administrator or regulatory supervisor for the administrator has determined that such rate is no longer representative: (a) at the date of such statement or publication referenced therein, the date of such statement or publication; or (b) as of a specified future date, the first date on which such rate would ordinarily have been published or provided and is non-representative by reference to the most recent statement or publication referenced therein, even if such rate continues to be published or provided on such date; or

(C)	in the case of clause (D) or (E) of the definition of “U.S. Dollar SOFR ICE Swap Rate® Transition Event,” the date of such determination referenced therein.

For the avoidance of doubt, if the event giving rise to the U.S. Dollar SOFR ICE Swap Rate® Replacement Date occurs on the same day as, but earlier than, the U.S. Dollar SOFR ICE Swap Rate® Reference Time in respect of any determination, the U.S. Dollar SOFR ICE Swap Rate® Replacement Date will be deemed to have occurred prior to the U.S. Dollar SOFR ICE Swap Rate® Reference Time for such determination.

“U.S. Dollar SOFR ICE Swap Rate® Reference Time” with respect to any determination of a U.S. Dollar SOFR ICE Swap Rate® for the Notes means the Relevant Time on the relevant date; provided that if a U.S. Dollar SOFR ICE Swap Rate® Transition Event and related U.S. Dollar SOFR ICE Swap Rate® Replacement Date have occurred with respect to the then-current U.S. Dollar SOFR ICE Swap Rate® Benchmark and us or the Calculation Agent (after consulting with us) has selected a U.S. Dollar SOFR ICE Swap Rate®  Benchmark Replacement, “U.S. Dollar SOFR ICE Swap Rate® Reference Time” will mean with respect to such U.S. Dollar SOFR ICE Swap Rate® Replacement, the time determined by us or the Calculation Agent (after consulting with us) in accordance with the U.S. Dollar SOFR ICE Swap Rate® Replacement Conforming Changes.

“U.S. Dollar SOFR ICE Swap Rate® Transition Event” means the occurrence of one or more of the following events with respect to the current U.S. Dollar SOFR ICE Swap Rate® Benchmark:

(A)	a public statement or publication of information by or on behalf of the administrator of the U.S. Dollar SOFR ICE Swap Rate® Benchmark announcing that such administrator has ceased or will cease to provide such U.S. Dollar SOFR ICE Swap Rate® Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such U.S. Dollar SOFR ICE Swap Rate® Benchmark;

(B)	a public statement or publication of information by the regulatory supervisor for the administrator of the U.S. Dollar SOFR ICE Swap Rate® Benchmark, the central bank for the currency of such U.S. Dollar SOFR ICE Swap Rate® Benchmark, an insolvency official with jurisdiction over the administrator for such U.S. Dollar SOFR ICE Swap Rate® Benchmark, a resolution authority with jurisdiction over the administrator for such U.S. Dollar SOFR ICE Swap Rate® Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such U.S. Dollar SOFR ICE Swap Rate® Benchmark, which states that the administrator of such U.S. Dollar SOFR ICE Swap Rate® Benchmark has ceased or will cease to provide such U.S. Dollar SOFR ICE Swap Rate® Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such U.S. Dollar SOFR ICE Swap Rate® Benchmark;

(C)	a public statement or publication of information by the administrator of such U.S. Dollar SOFR ICE Swap Rate® Benchmark or the regulatory supervisor for the administrator of such U.S. Dollar SOFR ICE Swap Rate® Benchmark announcing that such U.S. Dollar SOFR ICE Swap Rate® Benchmark is no longer, or as of a specified future date will no longer be, representative of the underlying market and economic reality that such U.S. Dollar SOFR ICE Swap Rate® Benchmark is intended to measure, and that representativeness will not be restored;

(D)	a determination by us or the Calculation Agent (after consulting with us) that the U.S. Dollar SOFR ICE Swap Rate® Benchmark has been permanently or indefinitely discontinued; or

(E)	a determination by us or the Calculation Agent (after consulting with us) that (i) such U.S. Dollar SOFR ICE Swap Rate® Benchmark as published is no longer an industry-accepted rate of interest for U.S. dollar-denominated floating-rate notes at such time or (ii) such U.S. Dollar SOFR ICE Swap Rate® Benchmark as published is no longer an industry-accepted rate of interest in the derivatives market for hedging transactions related to U.S. dollar denominated floating-rate notes.

(F)	“Unadjusted U.S. Dollar SOFR ICE Swap Rate® Replacement” means the U.S. Dollar SOFR ICE Swap Rate® Replacement excluding the U.S. Dollar SOFR ICE Swap Rate® Replacement Adjustment (if any).

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the Strike, the Ending Value, the 5Y5Y SOFR Swap Rate, the 10y SOFR Swap Rate, the 5y SOFR Swap Rate, the payment at maturity, U.S. Government Securities Business Days and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our affiliate, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payments in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

Events of Default are defined in the Senior Indenture. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited under applicable bankruptcy law. In case of a default in payment of the notes, whether at their maturity or upon acceleration, they will not bear a default interest rate. If an Event of Default with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the section “Payment at Maturity” above, calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day were the third U.S. Government Securities Business Day prior to the date of acceleration.

If the maturity of the notes is accelerated because of an Event of Default, we will provide notice of that acceleration event to the holders of the notes as promptly as possible, and in no event later than two business days after the date of acceleration.

In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

U.S. DOLLAR SOFR ICE SWAP RATE® AND ITS METHODOLOGY

General

The U.S. Dollar SOFR ICE Swap Rate® was launched by IBA for use as a benchmark on November 8, 2021 in order to aid the market’s transition to SOFR and away from U.S. dollar LIBOR. IBA is the administrator of the U.S. Dollar SOFR ICE Swap Rate® and has overall responsibility for all aspects of the U.S. Dollar SOFR ICE Swap Rate® determination process, including the development, determination, dissemination, operation and governance of the various U.S. Dollar SOFR ICE Swap Rate® tenors. IBA has published the ICE Swap Rate® Methodology and certain other applicable policies which together set out IBA’s method for determining and publishing, rules and criteria relating to, and certain other information applicable to the U.S. Dollar SOFR ICE Swap Rate®. Information in the ICE Swap Rate® Methodology and IBA’s other applicable policies reflect the policies of, and are subject to change by, IBA. IBA licenses the U.S. Dollar SOFR ICE Swap Rate® to users for, among other purposes, use as a reference rate. The U.S. Dollar SOFR ICE Swap Rate® is calculated on each weekday other than those set forth in IBA’s ICE Swap Rate Holiday Calendar, which is available on the ICE Swap Rate® Website, and published in the ICE Report Center, a link to which is available on the ICE Swap Rate® Website. For any particular day, the only rate available for viewing on the ICE Report Center is the rate published for the preceding publication day.

Pursuant to the ICE Swap Rate® Methodology, the U.S. Dollar SOFR ICE Swap Rate® is calculated using eligible prices and volumes for U.S. dollar swaps referencing a compounded average of daily SOFR compounded in arrears for twelve months using standard market conventions, calculated on the basis of the actual number of days elapsed, with a year presumed to comprise 360 days). Input data for calculation of the U.S. Dollar SOFR ICE Swap Rate® consists of executable prices and volumes provided by regulated, electronic, trading venues and, if such trading venues do not provide sufficient eligible input data, dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with the foregoing, IBA uses movement interpolation, where possible for applicable tenors, to calculate a rate. Where it is not possible to calculate an U.S. Dollar SOFR ICE Swap Rate® for an applicable tenor in accordance with the foregoing, then IBA’s Insufficient Data Policy will apply and “No Publication” will be published for the U.S. Dollar SOFR ICE Swap Rate® of the applicable tenor. The U.S. Dollar SOFR ICE Swap Rate® for the various applicable tenors as reported on the ICE Report Center and the Designated SOFR Swap Rate Page is expressed as an integer; however, for purpose of calculations of interest with respect to the notes, such rate will be deemed to be expressed as a percentage (for example, if the U.S. Dollar SOFR ICE Swap Rate® is reported on the ICE Report Center and the Designated SOFR Swap Rate Page as 1.24, such rate for purposes of calculations of interest with respect to the notes will be deemed to be 1.24%).

IBA states that: (i) historical U.S. Dollar SOFR ICE Swap Rate® and other information may not be indicative of future information or performance, (ii) none of IBA, Intercontinental Exchange, Inc. (“ICE”) or any third party that provides data used to administer or determine the U.S. Dollar SOFR ICE Swap Rate® and other information (“Data Provider”), or any of its or their affiliates, makes any claim, prediction, warranty or representation whatsoever, expressly or impliedly, as to the timeliness, accuracy or completeness of the U.S. Dollar SOFR ICE Swap Rate® or other information, the results to be obtained from the use of the U.S. Dollar SOFR ICE Swap Rate® or other information, or as to the appropriateness or suitability of any the U.S. Dollar SOFR ICE Swap Rate® or other information for any particular purpose to which it might be put, (iii) to the fullest extent permitted by applicable law, none of IBA, ICE or any Data Provider, or any of its or their affiliates will be liable in respect of any inaccuracies, errors, omissions, delays, failures, cessations or changes (material or otherwise) in IBA’s U.S. Dollar SOFR ICE Swap Rate® and other information, or for any damage, expense or other loss (whether direct or indirect) you may suffer arising out of or in connection with IBA’s U.S. Dollar SOFR ICE Swap Rate® and other information or any reliance you may place upon it and (iv) all implied terms, conditions and warranties, including without limitation as to quality, merchantability, fitness for purpose, title or non- infringement, in relation to IBA’s U.S. Dollar SOFR ICE Swap Rate® and other information are hereby excluded to the fullest extent permitted by applicable law.

Neither the ICE Swap Rate® Website, other pages to which the ICE Swap Rate® Website may contain hyperlinks, nor any of the information or materials available thereon, are incorporated by reference into this pricing supplement. Use of the U.S. Dollar SOFR ICE Swap Rate® is subject to important disclaimers set forth in IBA’s Benchmark and Other Information Notice and Disclaimer, available on the ICE Swap Rate® Website and in the ICE Swap Rate® Methodology.

We, BAC, the selling agent and IBA are not affiliated with the New York Fed. The New York Fed does not sanction, endorse, or recommend any products or services offered by us or IBA.

Historical Levels of the Synthetic 5Y5Y SOFR Swap Rate

The following graph sets forth the historical Synthetic 5Y5Y SOFR Swap Rate from November 8, 2021 (the date the U.S. Dollar SOFR ICE Swap Rate® was launched by IBA for use as a benchmark) through January 26, 2026. This data is not intended to be indicative of the future performance of the Synthetic 5Y5Y SOFR Swap Rate or what the value of or return on the notes may be. Any historical upward or downward trend in the Synthetic 5Y5Y SOFR Swap Rate during any period set forth below is not an indication that the Synthetic 5Y5Y SOFR Swap Rate is more or less likely to increase or decrease in value at any time over the term of the notes or what the Synthetic 5Y5Y SOFR Swap Rate would have been on any hypothetical date. The historical Synthetic 5Y5Y SOFR Swap Rate below uses the 10y SOFR Swap Rate and 5y SOFR Swap Rate as quoted on the Bloomberg Professional Services service on page “USD SOFR (11:15am NY)” for the indices “USISSO10 Index” (in the case of the 10y SOFR Swap Rate) and “USISSO05 Index” (in the case of the 5y SOFR Swap Rate), at the SOFR Swap Rate Reference Time, on the applicable date.

No one can predict what the Synthetic 5Y5Y SOFR Swap Rate will be on any day throughout the life of the notes or what the Synthetic 5Y5Y SOFR Swap Rate will be on the calculation day. The U.S. Dollar SOFR ICE Swap Rates® are new benchmarks that were launched by IBA on November 8, 2021. The future performance of the Synthetic 5Y5Y SOFR Swap Rate and, by extension, the amount payable on and market value for the notes, cannot be predicted based on the limited historical information available. The amount payable on and market value for the notes may be lower and more volatile than a comparable investment where interest payments are determined by reference to a benchmark with more fulsome historical information.

HYPOTHETICAL EXAMPLES

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the notes. The table illustrates the calculation of the payment at maturity based on a hypothetical Strike of 5.00% and a range of hypothetical Ending Values as set forth below. The actual amount you receive and the total resulting return will depend on the actual Strike and Ending Value of the Synthetic 5Y5Y SOFR Swap Rate, the actual price you paid for the notes and whether you hold the notes to maturity. The numbers appearing in the table set forth below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Synthetic 5Y5Y SOFR Swap Rate, see “U.S. Dollar SOFR ICE Swap Rate® and its methodology— Historical Levels of the Synthetic 5Y5Y SOFR Swap Rate” section above. All payments on the notes are subject to issuer and Guarantor credit risk.

Ending Value	Amount by which Ending Value exceeds Strike	Payment at Maturity(1)(2)	Return on the Notes
6.00%	1.00%	$0.00	-100.000%
5.90%	0.90%	$0.00	-100.000%
5.80%	0.80%	$0.00	-100.000%
5.70%	0.70%	$0.00	-100.000%
5.50%	0.50%	$0.00	-100.000%
5.40%	0.40%	$200.00	-80.000%
5.30%	0.30%	$400.00	-60.000%
5.20%	0.20%	$600.00	-40.000%
5.10%	0.10%	$800.00	-20.000%
5.00%(3)	N/A	$1,000.00	0.000%
4.50%	N/A	$1,000.00	0.000%
4.00%	N/A	$1,000.00	0.000%
3.50%	N/A	$1,000.00	0.000%
3.00%	N/A	$1,000.00	0.000%
2.50%	N/A	$1,000.00	0.000%
2.00%	N/A	$1,000.00	0.000%
1.50%	N/A	$1,000.00	0.000%
1.00%	N/A	$1,000.00	0.000%
0.50%	N/A	$1,000.00	0.000%
0.00%	N/A	$1,000.00	0.000%

(1)	The Payment at Maturity does not include the Fixed Coupon Payment.
(2)	The Payment at Maturity has been rounded to two decimal places.
(3)	The hypothetical Strike of 5.00% used in the table above has been chosen for illustrative purposes only.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BOFAS AND Conflicts of INterest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as a selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. The selling agent is a party to the distribution agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-67 of the accompanying prospectus supplement.

The selling agent will receive the compensation, if any, set forth on the cover page of this pricing supplement as to the notes sold through its efforts. If all of the offered notes are not sold on the pricing date at the public offering price, then the selling agent and/or dealers may offer the notes for sale in one or more transactions at an offering price that may be at a premium to the public offering price. These sales may occur at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the Synthetic 5Y5Y SOFR Swap Rate and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or the United Kingdom which has implemented the Prospectus Regulation (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as issuer, or BAC, as guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Synthetic 5Y5Y SOFR Swap Rate. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes at the time the terms of the notes are set and on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Synthetic 5Y5Y SOFR Swap Rate, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-7 above.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as single financial contracts with respect to the 5Y5Y SOFR Swap Rate. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the notes as single financial contracts with respect to the 5Y5Y SOFR Swap Rate. This discussion assumes that the notes constitute single financial contracts with respect to the 5Y5Y SOFR Swap Rate for U.S. federal income tax purposes. If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

U.S. Holders

Although the U.S. federal income tax treatment of the Fixed Coupon Payment on the notes is not free from doubt, we intend to take the position, and the following discussion assumes, that the Fixed Coupon Payment constitutes taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the Fixed Coupon Payment as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder generally will recognize short-term capital gain or loss equal to the difference between the amount realized (other than any amounts representing the Fixed Coupon Payment, which would be taxed as described above) and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the Notes will equal the amount paid by that holder to acquire them. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could assert that the notes are short-term debt instruments, with the result that the timing and character of income or loss on the notes might differ from the tax treatment described above.

In addition, Notice 2008-2 (the “Notice") sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the notes should be treated as ordinary gain or loss.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including the Fixed Coupon Payment) is uncertain, we (or the applicable paying agent) will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of any Fixed Coupon Payment paid unless such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (in which case, to avoid withholding, the Non-U.S. Holder will be required to provide a Form W-8ECI). We (or the applicable paying agent) will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes (not including for the avoidance of doubt any amounts representing the Fixed Coupon Payment which, although not free from doubt, would be subject to the rules discussed in the previous paragraph) upon the sale or exchange of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business.

Notwithstanding the foregoing, gain from the sale or exchange of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the United States for 183 days or more during the taxable year of the sale, exchange, or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the United States and if the Fixed Coupon Payment and gain realized on the settlement at maturity, or upon sale or exchange of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such Fixed Coupon Payment and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “U.S. Holders” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, tax will be withheld at the applicable statutory rate. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax

Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.